                                                  EXHIBIT B-1


STATE OF MARYLAND                            Parris N. Glendening
OFFICE OF THE GOVERNOR                       Governor
                                             100 State Circle
                                             Annapolis, Maryland 21401
Mr. Alan J. Noia                             (410) 974-3901
President & CEO                              1-800-811-8336
Allegheny Power
10435 Downsville Pike
Hagerstown, MD  21740

Re: Friendship Technology Park

Dear Mr. Noia:

     It has come to my attention that Allegheny Power is about to embark on a venture that will significantly impact the economic development of Western Maryland. I heard with great interest your proposed development of the property adjacent to your headquarters facility in Hagerstown, and am extremely excited about its positive effects on the regional economy. Friendship Technology Park will, indeed, bring economic benefits for years to come.

     As you know, the State of Maryland has long been active in the recruitment and location of business and industry. Although we have achieved tremendous success, it has not happened without the active support of our public and private allies. Allegheny Power has a distinguished record of support of Maryland's economic development efforts. Now, with your new initiative, I believe your commitment has been elevated to an even higher level. I see Friendship Technology Park as a significant step in establishing a technology foothold in Western Maryland, and the inevitable wage, tax, and labor benefits will be vital to the long-term prosperity of the region.

     Please count on my continued support of this project and of Allegheny Power's economic development efforts. It is this spirit of cooperation that will propel Maryland into the next century with confidence and conviction. If I may be of further assistance, please do not hesitate to contact me.

                                   Sincerely,


                                        /s/
                                   Paris N. Glendening
                                   Governor

                                                  EXHIBIT B-2


MARYLAND DEPARTMENT OF BUSINESS & ECONOMIC DEVELOPMENT
                                          Office of the Secretary
                                          217 East Redwood Street
                                          Baltimore, Maryland 21202
                                          Telephone: (410) 767-6300
                                               Fax: (410)333-8628
                                                   1-800-541-8549
                       September 28, 1998

Mr. Alan J. Noia
President & CEO
Allegheny Power
10435 Downsville Pike
Hagerstown, MD  21740

Dear Mr. Noia:

As Acting Secretary of the Maryland Department of Business and Economic Development, I would like to take this opportunity to thank Allegheny Power for all the contributions given to Maryland's economic development efforts. You and your staff have been longtime supporters of our office and your contributions have assisted in many successful business locations in Western Maryland.

Allegheny Power is now attempting to increase its commitment to the people of Western Maryland by developing the property adjacent to its headquarters facility in Hagerstown. Your project, to be known as Friendship Technology Park, will be an integral part of the growth of that region. As designed, this project will help to diversify the regional economy through its emphasis on technology and high-end uses, provide an upward push on the average wage levels through the influx and training of skilled workers, and significantly increase the tax base for Hagerstown and Washington County.

Let me say that we are excited to be a part of your efforts. Rest assured that my staff will work with Allegheny Power to market and promote the property. Thank you again for your continual commitment to your customers and the citizens of Maryland. I know that we could not effectively do our jobs without the active support of companies like yours.

Sincerely,

     /s/
James D. Fielder Jr., Ph.D.
Acting Secretary

                                                  EXHIBIT B-3


HAGERSTOWN-WASHINGTON COUNTY ECONOMIC DEVELOPMENT COMMISSION
County Administration Building
100 West Washington Street, Room 103
Hagerstown, Maryland 21740-4727
Telephone: (301) 791-3080
TDD/Hearing Impaired (301) 791-3383
FAX: (301) 791-3157

                         September 29, 1998

Mr. Alan J. Noia
President & CEO
Allegheny Power
10435 Downsville Pike
Hagerstown, MD  21740

Dear Mr. Noia:

     On behalf of the Board of Directors of the Hagerstown-Washington County Economic Development Commission and the governmental units we serve, we would like to declare our support for the planned development of Friendship Technology Park. The proposed development of your acreage located just south of Interstate 70 along Maryland Route 632 is critical to the economic development program throughout Hagerstown and Washington County. The planned uses will certainly increase the economic diversity within our county and region.

     We know that high-end tenants in Friendship Technology Park
- such as sophisticated technology companies, corporate offices, and regional centers involving advanced telecommunications - can have significant positive impacts upon our local economy. The highly-trained professional occupations which may result will heighten the image and value of our workforce over-all.

     We are excited to be a part of this proposed development and will do all we can to help your project come to fruition. Please count on our full support.

                                   Yours very truly,
                                        /s/
                                   Suzanne Hayes
                                   Chairman

                                        /s/
                                   John C. Howard, CED
                                   Executive Director

cc:  The Honorable Gregory I. Snook
         President, Washington County Board of County Commissioners The Honorable Robert E. Bruchey
         Mayor, City of Hagerstown